United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Name of Issuer - Methode Electronics Inc.

Title or Class of Securities - Common Stock

CUSIP Number - 591520200

Check the following box if a fee is being paid with this
statement [  ].

Cusip No. 591520200

Page 2 of 5 Pages

1.   Name of  Reporting  Person  (S.S.  or  I.R.S.  Identification  No. of above person)

     American Century Investment Management, Inc. - 44-0640487

2.   Check the appropriate box if a member of a group* - N/A

3.   SEC Use Only

4.   Citizenship or place of organization

     Delaware

5.   Sole voting power

     N/A

6.   Shared voting power

     N/A

7.   Sole dispositive power

     N/A

8.   Shared dispositive power

     N/A

9.   Aggregate amount beneficially owned by each reporting person

     N/A

10.  Check box if the aggregate amount in Row (9) excludes certain shares

     N/A

11.  Percent of class represented by amount in Row 9

     N/A

12.  Type of reporting person*

     IA

SCHEDULE 13G

Item 1(a).   NAME OF ISSUER

     Methode Electronics Inc.

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

     PO Box 318 Church St
     Chicago, IL.  60706

Item 2(a).   NAME OF PERSONS FILING

     American Century Investment  Management,  Inc. on its behalf.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

     4500 Main Street
     P.O. Box 418210
     Kansas City, MO 64141-9210
     Attn:  Charles C.S. Park

Item 2(c).   CITIZENSHIP

     Delaware

Item 2(d).   TITLE OF CLASS OF SECURITIES

     Common Stock

Item 2(e).     CUSIP NO.

     591520200

Item 3.   IF THIS  STATEMENT  IS FILED  PURSUANT TO RULES  13d-1(b) OR 13d-2(b),
          CHECK WHETHER THE PERSON FILING IS A

     (g)  [ X ]   Registered Investment Adviser, in accordance with
               Rule 13d-1(b)(ii)(E) (Note:  See Item 7).

Item 4.   OWNERSHIP

     (a)  Aggregate amount beneficially owned:

          N/A

     (b)  Percent of class:

          N/A

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

          (ii) shared power to vote or to direct the vote:

               N/A

          (iii)sole power to dispose or to direct the disposition of:

               N/A

          (iv) shared power to dispose or to direct the disposition of:

               N/A

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [X].

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     American  Century  Investment  Management,   Inc.  ("ACIM"),  a  registered
investment adviser, manages, pursuant to management agreements,  the investments of thirteen registered investment companies, American Century Mutual Funds, Inc.
American Century World Mutual Funds, Inc.  American Century Capital  Portfolios,
Inc.,  American  Century  Variable  Portfolios,  Inc.  American Century Variable
Portfolios II, Inc. American Century Strategic Asset Allocations,  Inc. American
Century  Municipal Trust,  American  Century  Quantitative  Equity Funds,  Inc.,
America Century  International  Bond Funds,  Inc.,  American Century  Investment
Trust,   American  Century  Government  Income  Trust,  America  Century  Target
Maturities Trust, and American Century California  Tax-Free and Municipal Funds,
Inc.,  and manages,  pursuant to  sub-advisory  agreements,  the  investments of
certain  series  of  sixteen  registered  investment  companies,   AXP  Partners
International  Series,  Inc.,  Aegon/Transamerica  Series Funds, Inc.,  American
Skandia Trust,  American  Skandia  Advisory Funds,  Inc., IDEX Mutual Funds, ING
Partners,  Inc., J.P. Morgan  Investment  Fund S1CAV  (Luxembourg),  Mainstay VP
Series Funds, Inc.,  MassMutual  Institutional Funds,  Principal Investors Fund,
Inc., Schwab Capital Trust, Scotia Capital,  Inc., Seasons Series Trust, Skandia
Global Funds plc,  Style  Select  Series,  Inc.  and VALIC  Company I. ACIM also manages the assets of institutional  investor accounts.  The securities that are subject to this report are owned by and held for such  investment  companies and separate  institutional  investor  accounts.  Any  dividends  received from such securities, or the proceeds of any sale of such securities,  are for the benefit of,  and are held for  such  investment  companies  and  separate  institutional investor accounts.

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
          SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

Item 9.   NOTICE OF DISSOLUTION OF GROUP

     N/A

Item 10.  CERTIFICATION

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred  to above  were  acquired  in the  ordinary  course of business  and were not acquired for the purpose of and do not have the effect of changing or  influencing  the control of the issuer of such  securities and were not acquired in connection  with or as a participant in any  transaction  having such purpose or effect.

SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 10, 2003             AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
     Date

                               By: /s/Charles C.S. Park

                                   Charles C.S. Park
                                   Assistant Secretary